corporate investor relations

5333 - 15TH Avenue South, Suite 1500

Seattle, WA 98108

206.762.0993

www.stockvalues.com

NEWS RELEASE

CONTACT: John Valaas, President & CEO

Roger Mandery, Executive VP & CFO

425.455.7300

FIRST MUTUAL BANCSHARES DECLARES 10% STOCK DIVIDEND;

ALSO DECLARES QUARTERLY CASH DIVIDEND OF $0.07 PER SHAREREACHES

BELLEVUE, WA -- May 22, 2003 -- First Mutual Bancshares, Inc. (Nasdaq: FMSB) today announced its Board of Directors has declared a 10% stock dividend to be distributed on July 2, 2003 to shareholders of record on June 11, 2003. In addition, First Mutual's present quarterly cash dividend of $0.07 per share will have the same record and pay date. The cash dividend will be paid on the new shares issued in the stock dividend, effectively raising the cash dividend by 10%.

Shareholders will receive 10 additional shares of common stock for every 100 shares currently owned. A cash payment will be made in lieu of fractional shares. First Mutual Bancshares, Inc. currently has 4.3 million shares outstanding, and will have approximately 4.7 million shares outstanding after payment of the stock dividend.

"In the 50 years since First Mutual's inception, we have grown into the Eastside's premier community bank," stated John Valaas, President and CEO. "We anticipate continued growth, including new banking centers in Woodinville and on the Sammamish Plateau this year, with an additional one or two branches per year going forward. Our objective is to increase convenience for existing customers while building new banking relationships.

In April, First Mutual reported record first quarter profits, including earnings per share growing 30% over the first quarter of 2002 to $0.48 per diluted share. Loan originations increased 53% from year-ago levels, and credit quality continues to exceed that of peer institutions.

First Mutual Bancshares, Inc. is the holding company for its wholly owned subsidiary, First Mutual Bank, an independent, community-based bank that operates ten full-service offices in the Puget Sound area, and loan production offices in Tacoma and Bellingham, Washington, and a sales finance office in Jacksonville, Florida.

>www.firstmutual.com.

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Note: Transmitted on Business Wire on May 22, 2003 at 5:09 p.m. PDT.